FOR EDGARIZATION

Goldman Sachs & Co. LLC

c/o Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282-2198

Morgan Stanley & Co. LLC

c/o Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Itau BBA USA Securities, Inc.

c/o Itaú BBA USA Securities, Inc.

767 Fifth Avenue

New York, New York 10153

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

c/o Merrill Lynch, Pierce, Fenner & Smith

Incorporated

One Bryant Park

New York, New York 10036

September 21, 2018

VIA EDGAR

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Arco Platform Limited

CIK No. 0001740594

Registration Statement on Form F-1 (File No. 333-227007)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as underwriters of the offering referred to above, wish to advise you that approximately 3,162 copies of the Preliminary Prospectus dated September 12, 2018 and included in the Registration Statement on Form F-1, as filed on September 12, 2018, were distributed during the period from September 12, 2018 through the date hereof to prospective underwriters, dealers, institutions and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Arco Platform Limited for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 P.M. Eastern Time on September 25, 2018, or as soon thereafter as practicable.

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Very truly yours,

GOLDMAN SACHS & CO. LLC
MORGAN STANLEY & CO. LLC
ITAU BBA USA SECURITIES, INC.
MERRILL LYNCH, PIERCE, FENNER &
SMITH INCORPORATED

Acting severally on behalf of themselves and the several Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Adam Greene
Name: Adam Greene
Title: Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Taylor Wright
Name: Taylor Wright
Title: Managing Director

ITAU BBA USA SECURITIES, INC.

By:	/s/ Cristiano Guimarães
Name: Cristiano Guimarães
Title: Managing Director

By:	/s/ Pedro Garcia de Souza
Name: Pedro Garcia de Souza
Title: Managing Director

MERRILL LYNCH, PIERCE, FENNER &
SMITH INCORPORATED

By:	/s/ Michele A. H. Allong
Name: Michele A. H. Allong
Title: Authorized Signatory